Exhibit 99.1

AURORA PLATINUM EXPLORATION INC.
formerly AURORA METALS (BVI) LIMITED

NEWS RELEASE 05-2008	June 5, 2008

Trading Symbol:
CUSIP No.: 05205P106	OTC BB: AUPXF

NEWS RELEASE

AURORA PLATINUM EXPLORATION INC. SHAREHOLDERS APPROVE PLAN OF ARRANGEMENT

Vancouver, British Columbia, Canada – June 5, 2008 - (OTC BB: “AUPXF”) Aurora Platinum Exploration, formerly Aurora Metals (BVI) Limited (“Aurora”), announced today that at the special meeting of its common shareholders today (the “Meeting”), 97% of the votes cast by the Aurora Shareholders voting in person or by proxy at the Meeting were voted in favour of the special resolution approving the previously announced statutory arrangement (the “Arrangement”) under British Columbia law involving Aurora, Nevoro Platinum Inc. and Nevoro Inc.

Under the plan of arrangement, each Aurora common share will be cancelled and the holders thereof will be entitled to receive, for each such Aurora common share, one common share in the capital of Nevoro Inc. As part of the Arrangement, Aurora and Nevoro Platinum Inc., a wholly owned subsidiary of Nevoro Inc., will merge and continue as one corporation with the same effect as if they were amalgamated under the Business Corporations Act (British Columbia). Upon completion of the Arrangement, Nevoro will hold all of the outstanding shares in the merged company and Aurora Shareholders will hold Nevoro Inc. common shares. The completion of the Arrangement is also subject to a number of conditions, including the approval of the Supreme Court of British Columbia (the “Court”). Application for the final court approval is scheduled to be heard by the Court on June 6, 2008. If Court approval is obtained and the other conditions to closing are satisfied or waived, the Arrangement is expected to be completed and become effective on or about June 10, 2008.

For further Information, please contact Cameron Richardson
Phone: 1 (604) 617-3168
Email:  c.richardson@telus.net

ON BEHALF OF THE BOARD

“Cameron Richardson”

Cameron Richardson
President, CEO and Director

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward-looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; our ability to acquire properties on commercially viable terms; challenges to our title to our properties; operating or technical difficulties in connection with our exploration and development activities; currency fluctuations; fluctuating market prices for precious and base medals; the speculative nature of precious and base medals exploration and development activities; environmental risks and hazards; governmental regulations; and conduct of operations in politically and economically less developed areas of the world.

Many of these contingencies and uncertainties can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to our most recent annual report on Form 20-F and other filings made by us with the United States Securities and Exchange Commission for more detailed discussions of the contingencies and uncertainties enumerated above and the factors underlying the forward-looking statements. These reports and filings may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330. The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S. Securities & Exchange Commission at http://www.sec.gov.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

This press release is for informational purposes only and is not and should not be construed as an offer to solicit, buy, or sell any security.